Press Release
Corel Corporation Directors Ask Shareholders to Take No Action at This Time with respect to the Tender Offer by Corel Holdings, L.P.
OTTAWA, Oct 29, 2009 — Corel Corporation (NASDAQ:CREL; TSX:CRE) today announced that the directors mandated by its Board of Directors to act as the Board with respect to all matters related to a possible transaction with Vector Capital, the general partner of Corel Holdings, L.P. (“CHLP”), will, in consultation with their financial and legal advisors, review and evaluate the tender offer commenced on October 28, 2009 by CHLP.
Under the terms of its tender offer, CHLP is seeking to acquire, subject to certain conditions, all of the outstanding common shares of Corel not owned by it for $(U.S.)3.50 per share in cash. CHLP owns approximately 67% of Corel’s outstanding common shares on a fully-diluted basis.
The Board will disclose its recommendation, if any, to Corel shareholders within 10 business days of October 28, 2009 in accordance with Rule 14d-9 under the Securities Exchange Act of 1934. Corel shareholders are urged to consider the Board’s recommendation, if any, before taking any action with respect to CHLP’s tender offer.
The directors mandated to act as the Board with respect to this matter are Daniel T. Ciporin, Steven Cohen and Barry A. Tissenbaum. The Board has retained Genuity Capital Markets as its financial advisor and Bennett Jones LLP and Kaye Scholer LLP as its legal advisors. Corel has retained Woodside Counsel, P.C. as a legal advisor.
About Corel
Corel is one of the world’s top software companies with more than 100 million active users in over 75 countries. We develop software that helps people express their ideas and share their stories in more exciting, creative and persuasive ways. Through the years, we’ve built a reputation for delivering innovative, trusted products that are easy to learn and use, helping people achieve new levels of productivity. The industry has responded with hundreds of awards for software innovation, design and value.
Our award-winning product portfolio includes some of the world’s most widely recognized and popular software brands, including CorelDRAW(R) Graphics Suite, Corel(R) Painter(TM), Corel DESIGNER(R) Technical Suite, Corel(R) Paint Shop Pro(R) Photo, Corel(R) VideoStudio(R), Corel(R) WinDVD(R), Corel(R) WordPerfect(R) Office, WinZip(R), and the recently released Corel(R) Digital Studio(TM) 2010. Our global headquarters are in Ottawa, Canada, with major offices in the United States, United Kingdom, Germany, China, Taiwan and Japan.
© 2009 Corel Corporation. All rights reserved. Corel, CorelDRAW, Paint Shop Pro, Painter, Corel DESIGNER, VideoStudio, WordPerfect, WinDVD, WinZip, Digital Studio, iGrafx and the Corel logo are trademarks or registered trademarks of Corel Corporation and/or its subsidiaries. All other product, font and company names and logos are trademarks or registered trademarks of their respective companies.
Contact:
Catherine Hughes, 613-728-0826 x1659
catherine.hughes@corel.com

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